SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated April 20, 2007.

This Report on Form 6-K (excluding "Schedule A" of Document 1 hereto) is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario@N2L 3W8

2.	Date of Material Change

April 11, 2007.

3.	News Release

A news release was issued in Waterloo, Ontario on April 11, 2007 through the newswire services of CCNMatthews and Market Wire, a copy of which is annexed hereto as Schedule “A”.

4.	Summary of Material Change

The Company provided on April 11, 2007 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In addition, on April 11, 2007, the Company reported its preliminary results for the three months and fiscal year ended March 3, 2007.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007. As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange commission (SEC) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the Company’s external auditors to complete their review of those filings. It is the Company’s belief that the impact of any restatement on U.S. GAAP and adjusted operating results for fiscal 2007, including the fourth quarter, will be immaterial. RIM will file its restated financial statements as well as its financial statements for the second and third quarters of fiscal 2007, and the fiscal year ended March 3, 2007 as soon as possible. The Company has determined that the accounting impact on RIM’s most recently filed Canadian GAAP statements do not result in a material adjustment and therefore the Company does not intend to restate the previously filed Canadian GAAP financial statements.

The Company has had communications with both staff of the OSC and the SEC about its internal review. As previously disclosed, the SEC has been conducting an informal inquiry in connection with the Company’s stock option granting practices. The Company understands that the informal inquiry has been converted to a formal investigation. The Company believes that the focus of this investigation is substantially the same as the informal inquiry. The Company intends to continue to cooperate with the OSC and SEC.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

5.	Full Description of Material Change

The Company provided on April 11, 2007 a status update pursuant to the alternative information guidelines of the OSC. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In addition, on April 11, 2007, the Company reported its preliminary results for the three months and fiscal year ended March 3, 2007.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007. As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the SEC prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the Company’s external auditors to complete their review of those filings. It is the Company’s belief that the impact of any restatement on U.S. GAAP and adjusted operating results for fiscal 2007, including the fourth quarter, will be immaterial. RIM will file its restated financial statements as well as its financial statements for the second and third quarters of fiscal 2007, and the fiscal year ended March 3, 2007 as soon as possible. The Company has determined that the accounting impact on RIM’s most recently filed Canadian GAAP statements do not result in a material adjustment and therefore the Company does not intend to restate the previously filed Canadian GAAP financial statements.

The Company has had communications with both staff of the OSC and the SEC about its internal review. As previously disclosed, the SEC has been conducting an informal inquiry in connection with the Company’s stock option granting practices. The Company understands that the informal inquiry has been converted to a formal investigation. The Company believes that the focus of this investigation is substantially the same as the informal inquiry. The Company intends to continue to cooperate with the OSC and SEC.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

Certain of the statements contained in the news release and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such forward- looking statements contained in the news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Brian Bidulka – Chief Accounting Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 20th day of April, 2007.

SCHEDULE “A”

April 11, 2007

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS PRELIMINARY FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2007 AND PROVIDES STATUS UPDATE

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported preliminary results for the three months and fiscal year ended March 3, 2007 (all figures in U.S. dollars). This press release will also serve as the Company’s regular, bi-weekly status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”) that would have otherwise been issued on April 13, 2007. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The results reported today are preliminary pending the U.S. GAAP restatement related to RIM’s historical non-cash charges associated with past option grants. As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007. As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange commission (the “SEC”) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the Company’s external auditors to complete their review of those filings. It is the Company’s belief that the impact of any restatement on U.S. GAAP and adjusted operating results for fiscal 2007, including the fourth quarter, will be immaterial. RIM will file its restated financial statements as well as its financial statements for the second and third quarters of fiscal 2007, and the fiscal year ended March 3, 2007 as soon as possible. The Company has determined that the accounting impact on RIM’s most recently filed Canadian GAAP statements do not result in a material adjustment and therefore the Company does not intend to restate the previously filed Canadian GAAP financial statements.

The Company has had communications with both staff of the OSC and the SEC about its internal review. As previously disclosed, the SEC has been conducting an informal inquiry in connection with the Company’s stock option granting practices. The Company understands that the informal inquiry has been converted to a formal investigation. The Company believes that the focus of this investigation is substantially the same as the informal inquiry. The Company intends to continue to cooperate with the OSC and SEC.

Revenue for the fourth quarter of fiscal 2007 was $930.4 million, up 66% from $561.2 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 73% for handhelds, 19% for service, 5% for software and 3% for other revenue. Revenue for the fiscal year ended March 3, 2007 was $3.0 billion, up 47% from $2.1 billion last year. RIM shipped approximately 6.4 million devices during fiscal 2007.

Approximately 1.02 million BlackBerry subscriber accounts were added in the quarter. At the end of the quarter, the total BlackBerry subscriber account base was approximately 8 million. Revenue and subscriber account additions will not be impacted by the restatement referenced above.

“We are extremely pleased to report record results with $3 billion of revenue generated in the fiscal year and over one million BlackBerry subscriber accounts added within the fourth quarter alone,” said Jim Balsillie, Co-CEO at Research In Motion. “We are entering fiscal 2008 with very healthy subscriber growth momentum, a strong slate of products and services, exceptional partnerships and a growing market leadership position. We look forward to building on this momentum and further extending the market opportunity for RIM and its partners in the coming year.”

Preliminary GAAP net income for the quarter was $187.9 million, or $0.99 per share diluted. Excluding regular stock option expense of $4.9 million, preliminary adjusted net income was $192.8 million, or $1.01 per share diluted. The preliminary adjusted net income and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. The adjusted measures should be considered in the context of RIM’s preliminary GAAP results.

Revenue for the first quarter of fiscal 2008 ending June 2, 2007 is expected to be in the range of $1.025 billion-$1.075 billion. Subscriber account additions in the first quarter are expected to be approximately in the range of 1.125-1.15 million. GAAP earnings per share for the first quarter are expected to be in the range of $0.99-$1.07 per share diluted. Adjusted earnings per share for the first quarter, which excludes regular stock option expense of approximately $5 million, are forecast to be in the range of $1.01-$1.09 per share diluted.

In RIM’s fiscal 2007 fourth quarter, administration expense was higher than forecast as the Company incurred legal, accounting and other professional costs in connection with the voluntary internal review undertaken by the Company of its stock option granting practices and related accounting and in connection with the restatement of the Company’s historical financial statements resulting from that review. A similar level of administration expense is also included in the forecast for the first quarter of fiscal 2008. As disclosed in the Company’s March 5, 2007 press release, Jim Balsillie and Mike Lazaridis voluntarily offered to assist RIM in defraying costs incurred in connection with the review and the restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. RIM’s preliminary fourth quarter and year-end accounting does not reflect the contributions to be made by Mr. Balsillie and Mr. Lazaridis, which are expected to be recorded in fiscal 2008.

The total of cash, cash equivalents, short-term and long-term investments was $1.4 billion as at March 3, 2007, compared to $1.3 billion at the end of the previous quarter, an increase of $93 million over the prior quarter.

Reconciliation of preliminary GAAP net income to preliminary adjusted net income
(United States dollars, in thousands except per share data)

For the three months ended March 3, 2007

Preliminary GAAP net income, as reported	$187,928

Adjustment:

Regular stock option expense, net of tax	4,900
Preliminary adjusted net income	$192,828

Preliminary adjusted net income per share, diluted	$1.01

Note: Preliminary adjusted net income and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM’s preliminary GAAP results.

Highlights of the fourth quarter:

•	AT&T launched the BlackBerry 8800 in the U.S.
•	T-Mobile launched the white BlackBerry Pearl in the U.S.
•	Alltel Wireless launched the BlackBerry 8703e in the U.S.
•	Cbeyond launched the BlackBerry 8703e in the U.S.
•	Rogers Wireless launched the BlackBerry 8800 in Canada
•	Telcel launched the BlackBerry Pearl in Mexico
•	CLARO launched the BlackBerry Pearl in Brazil, Chile and Peru
•	CTI launched the BlackBerry Pearl in Argentina
•	Comcel launched the BlackBerry Pearl in Colombia
•	TSTT launched the BlackBerry Pearl in Trinidad & Tobago
•	Setar launched the BlackBerry Pearl in Aruba
•	UTS launched the BlackBerry Pearl in the Dutch Antilles
•	Telecom Personal launched the BlackBerry Pearl in Argentina
•	Telefónica launched the BlackBerry Pearl in Ecuador and Uruguay
•	Cable and Wireless launched the BlackBerry Pearl in Barbados, Cayman Islands, Jamaica and Panama
•	Orange launched the BlackBerry 8800 in France, Spain and the UK
•	T-Mobile launched the BlackBerry 8800 in Germany, Austria and the UK
•	Vodafone launched the BlackBerry 8800 in the UK, Germany, France, Spain, Italy and the Netherlands
•	O2 launched the BlackBerry 8800 in the UK and Ireland
•	Movistar launched the BlackBerry 8800 in Spain

•	Mobilkom launched the BlackBerry 8800 in Austria
•	Swisscom launched the BlackBerry Pearl and the BlackBerry 8800 in Switzerland
•	Proximus launched the BlackBerry 8800 in Belgium
•	LUXGSM launched the BlackBerry 8800 in Luxembourg
•	Tango launched the BlackBerry Pearl in Luxembourg
•	Bouygues Telecom launched the BlackBerry Pearl in France
•	KPN launched the BlackBerry Pearl in the Netherlands
•	O2 launched the BlackBerry Pearl in Germany and the Czech Republic
•	Orange launched the BlackBerry Pearl in France, Spain, Belgium and Switzerland
•	Vodafone launched the BlackBerry Pearl in Croatia, Ireland, Sweden, Portugal, Luxemburg, Bulgaria and Switzerland
•	Vipnet launched the BlackBerry Pearl in Croatia
•	Wind launched the BlackBerry 8700g in Italy
•	Fastlink and EMS launched BlackBerry in Jordan
•	Turkcell launched the BlackBerry Pearl in Turkey
•	Etisalat launched the BlackBerry Pearl in UAE
•	Telstra launched the BlackBerry Pearl in Australia
•	Vodafone launched the BlackBerry Pearl in New Zealand
•	Hutch launched BlackBerry in India
•	Peoples launched BlackBerry in Hong Kong
•	XL launched BlackBerry in Indonesia
•	Airtel launched the BlackBerry Pearl in India
•	StarHub launched the BlackBerry Pearl in Singapore
•	M1 launched the BlackBerry Pearl in Singapore
•	Indosat launched the BlackBerry Pearl in Indonesia
•	Maxis launched the BlackBerry Pearl in Malaysia
•	AIS launched the BlackBerry Pearl in Thailand
•	True Move launched the BlackBerry Pearl in Thailand
•	Smart launched the BlackBerry Pearl in the Philippines
•	Globe launched the BlackBerry Pearl in the Philippines
•	RIM announced plans to offer BlackBerry Connect software on five new Microsoft Windows Mobile-based devices from HTC
•	Dopod International launched BlackBerry Connect in Asia.
•	Digicel launched BlackBerry Connect for the Sony Ericsson P990 in the Caribbean
•	Fido launched BlackBerry Connect for the Nokia E62 in Canada
•

BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

•	RIM opened new BlackBerry APIs to support growth in mobile applications
•	AT&T launched the red BlackBerry Pearl in the U.S.
•	SunCom launched the BlackBerry Pearl in the U.S.
•	Cincinnati Bell launched the BlackBerry Pearl in the U.S.
•	TDC launched the BlackBerry Pearl in Denmark
•	MTN Nigeria launched the BlackBerry Enterprise Solution
•	MTC-Vodafone launched the BlackBerry Pearl and the BlackBerry 8707 in Bahrain
•	CSL launched the white BlackBerry Pearl and the BlackBerry 8800 in Hong Kong

•	Three launched the white BlackBerry Pearl and the BlackBerry 8800 in Hong Kong
•	SmarTone-Vodafone launched the white BlackBerry Pearl and the BlackBerry 8800 in Hong Kong
•	Nextel launched BlackBerry in Argentina and Brazil
•	TIM launched the BlackBerry Pearl in Brazil
•	Telefónica launched the BlackBerry Pearl in Argentina and Colombia

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

The replay of the company’s Q4 conference call can be accessed after 7 p.m. (eastern), April 11, 2007 until midnight (eastern), April 25, 2007. It can be accessed by dialing 416-640-1917 and entering passcode 21221682#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight April 25, 2007

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur for RIM 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s revenue and earnings expectations for the first quarter of fiscal 2008, RIM’s views regarding anticipated growth in subscribers, plans relating to RIM, including plans for new product launches and its expectations regarding its carrier partners, and statements relating to RIM’s management-initiated, voluntary internal review of its stock option granting practices, including statements regarding the anticipated timing of filing financial statements and the additional work required to complete such filings, and the anticipated financial impact of the restatement on GAAP and adjusted operating results for fiscal 2007, including the fourth quarter, and statements regarding RIM’s intention to provide regular updates to its shareholders. The terms and phrases, “it is the Company’s belief”, “will”, “healthy subscriber growth momentum”, “growing market leadership position”, “building on this momentum”, “further extending the market opportunity”, “expected”, “forecast” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks and uncertainties relating to RIM’s internal review of stock option granting practices including, further determinations made by the Special Committee, outside advisors, auditors and others, unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings, developments relating to the SEC, the OSC or other regulators relating to RIM’s stock option granting practices, additional corrections that may be required based on factual findings and analysis following the date of this news release, risks associated with litigation relating to RIM’s stock option grants, and legal and accounting developments and guidance regarding stock option grants and the interpretation of such guidance; risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop and introduce new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007, and statements in this news release regarding the anticipated financial impact of the restatement on GAAP and adjusted operating results for fiscal 2007, including the fourth quarter, could be subject to change as such work continues. Certain of these risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in thousands except per share data)

Preliminary Consolidated Statements of Operations

	For the three months ended			For the year ended
	March 3, 2007	December 2, 2006	March 4, 2006	March 3, 2007	March 4, 2006

Revenue	$930,393	$835,053	$561,219	$3,037,103	$2,065,845
Cost of sales	432,984	382,295	252,566	1,378,917	925,215
Gross margin	497,409	452,758	308,653	1,658,186	1,140,630

Gross margin %	53.5%	54.2%	55.0%	54.6%	55.2%

Expenses
Research and development	66,994	60,833	43,851	234,967	157,629
Selling, marketing and
administration	166,769	145,903	92,321	535,787	311,420
Amortization	22,021	20,334	15,322	76,879	49,951
NTP Litigation	-	-	162,500	-	201,791
	255,784	227,070	313,994	847,633	720,791

Income (loss) from operations	241,625	225,688	(5,341)	810,553	419,839

Investment income	14,794	12,666	19,219	52,117	66,218

Income before income taxes	256,419	238,354	13,878	862,670	486,057

Provision for (recovery of) income taxes
Current	33,409	50,775	(70,725)	126,179	14,515
Deferred	35,082	11,562	66,249	101,996	89,464
	68,491	62,337	(4,476)	228,175	103,979

Net income	$187,928	$176,017	$18,354	$634,495	$382,078

Earnings per share
Basic	$1.01	$0.95	$0.10	$3.42	$2.02
Diluted	$0.99	$0.93	$0.10	$3.33	$1.96

Weighted average number of common shares outstanding (000’s)
Basic	185,741	184,321	185,558	185,353	188,914
Diluted	190,253	189,821	191,509	190,603	194,942

Total common shares outstanding (000’s)	185,871	185,601	186,002	185,871	186,002

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in thousands)

Preliminary Consolidated Balance Sheets

As at	March 3, 2007	March 4, 2006

Assets
Current
Cash and cash equivalents	$677,144	$459,540
Short-term investments	310,082	175,553
Trade receivables	572,637	315,278
Other receivables	40,174	31,861
Inventory	255,907	134,523
Other current assets	41,697	45,453
Deferred income tax asset	21,624	94,789
	1,919,265	1,256,997

Investments	425,652	614,309
Capital assets	487,579	326,313
Intangible assets	138,182	85,929
Goodwill	109,932	29,026
Deferred income tax asset	8,339	-
	$3,088,949	$2,312,574

Liabilities
Current
Accounts payable	$130,270	$94,954
Accrued liabilities	280,438	145,330
Income taxes payable	102,446	17,584
Deferred revenue	28,447	20,968
Current portion of long-term debt	271	262
	541,872	279,098

Long-term debt	6,342	6,851
Deferred income tax liability	52,532	27,858
	600,746	313,807

Shareholders’ equity	2,488,203	1,998,767
	$3,088,949	$2,312,574

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in thousands)

Preliminary Consolidated Statements of Cash Flows

	For the three months ended March 3, 2007	For the year ended March 3, 2007

Cash flows from operating activities
Net income	$187,928	$634,495

Items not requiring an outlay of cash:
Amortization	34,314	126,355
Deferred income taxes	36,276	105,801
Share-based payment	4,900	17,491
Other	(343)	(315)
Net changes in working capital items	(88,706)	(142,158)
Net cash provided by operating activities	174,369	741,669

Cash flows from financing activities
Issuance of share capital	5,113	44,534
Common shares repurchased pursuant to Common Share
Repurchase Program	-	(203,933)
Repayment of long-term debt	(66)	(262)
Net cash provided by (used in) financing activities	5,047	(159,661)

Cash flows from investing activities
Acquisition of investments	(55,513)	(100,080)
Proceeds on sale or maturity of investments	20,418	86,583
Acquisition of capital assets	(77,198)	(254,041)
Acquisition of intangible assets	(10,891)	(60,303)
Business acquisition	(160)	(116,190)
Acquisition of short-term investments	(99,641)	(163,147)
Proceeds on sale or maturity of short-term investments	107,723	242,601
Net cash used in investing activities	(115,262)	(364,577)
Effect of foreign exchange gain on cash and cash equivalents	173	173
Net increase in cash and cash equivalents for the period	64,327	217,604

Cash and cash equivalents, beginning of period	612,817	459,540
Cash and cash equivalents, end of period	$677,144	$677,144

As at	March 3, 2007	December 2, 2006

Cash and cash equivalents	$677,144	$612,817
Short-term investments	310,082	280,635
Investments	425,652	426,595
	$1,412,878	$1,320,047

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	April 23, 2007	By:	/S/ BRIAN BIDULKA
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer